Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

Julien François	F. Dale Corman

Julien François	F. Dale Corman
Chief Financial Officer	Chief Executive Officer

March 15, 2007

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of Western Copper Corporation

We have audited the consolidated balance sheets of Western Copper Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 21, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Western Copper Corporation

Consolidated Financial Statements
December 31, 2006
(expressed in Canadian dollars)

Western Copper Corporation
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31,	December 31,
	2006	2005
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,290,022	-
Short-term investments (note 5)	34,791,988	-
Other receivables	235,367	-
Prepaid expenses	82,608	-
	37,399,985	-
PROPERTY AND EQUIPMENT (note 7)	98,172	109,327
MINERAL PROPERTIES (notes 3 , 4, and 8)	46,507,499	4,423,514
	84,005,656	4,532,841
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	737,314	100,000
FUTURE INCOME TAX (notes 4 and 16)	11,710,372	-
	12,447,686	100,000
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (notes 3, 4 and 9)	69,913,797	-
CONTRIBUTED SURPLUS (note 9)	22,455,594	22,002,077
DEFICIT	(20,811,421)	(17,569,236)
	71,557,970	4,432,841
	84,005,656	4,532,841
Commitments (notes 8 and 11)

Approved by the Board of Directors

‘Robert J. Gayton’	Director	‘Klaus Zeitler’	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars)

For the year ended December 31,	2006	2005	2004
	$	$	$
EXPLORATION EXPENSES	3,654,611	311,932	132,720
ADMINISTRATIVE EXPENSES
Accounting and legal	327,945	-	-
Office and administration	1,360,270	49,483	115,736
Promotion and travel	475,856	-	-
Regulatory and filing fees	180,307	-	-
	2,344,378	49,483	115,736
LOSS BEFORE OTHER ITEMS	5,998,989	361,415	248,456
OTHER ITEMS
Gain on sale of marketable securities (note 6)	(1,922,341)	-	-
Interest income	(797,312)	-	-
Foreign exchange	(37,151)	-	-
LOSS FOR THE YEAR	3,242,185	361,415	248,456
DEFICIT – BEGINNING OF YEAR	17,569,236	17,207,821	16,959,365
DEFICIT – END OF YEAR	20,811,421	17,569,236	17,207,821

BASIC AND DILUTED LOSS PER SHARE (note 9)	0.06	-	-
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING (note 9)	52,481,505	-	-

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

For the year ended December 31,	2006	2005	2004
	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the year	(3,242,185)	(361,415)	(248,456)

Items not affecting cash
Amortization	23,788	-	-
Stock-based compensation	865,075	-	-
Gain on marketable securities	(1,922,341)	-	-

	(1,033,478)	-	-

Change in non-cash working capital items (note 15)	305,446	-	-

	(3,970,217)	(361,415)	(248,456)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	267,829	598,034	354,416
Issue of Class A voting shares	1,000	-	-
Redemption of Class A voting shares	(1,000)	-	-
Exercise of stock options	900,174	-	-
Cash received from Western Silver pursuant to the
plan of arrangement (note 3)	37,899,765	-	-

	39,067,768	598,034	354,416

INVESTING ACTIVITIES
Increase in short-term investments (note 5)	(34,791,988)	-	-
Proceeds from the sale of marketable securities	2,190,280	-	-
Expenditures relating to the acquisition of Lumina
Resources Inc., net of cash acquired (note 4)	(92,341)	-	-
Mineral property expenditures	(100,000)	(169,620)	(65,336)
Net expenditures on property and equipment	(12,633)	(66,999)	(40,624)
Acquisition of marketable securities	(847)	-	-

	(32,807,529)	(236,619)	(105,960)

Increase in cash and cash equivalents	2,290,022	-	-

Cash and cash equivalents - Beginning of the year	-	-	-

Cash and cash equivalents - End of the year	2,290,022	-	-

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Share Capital
			Contributed		Shareholders’
	Number of	Amount	surplus	Deficit	equity
	shares	$	$	$	$

Balance – December 31, 2003	-	-	21,049,627	(16,959,365)	4,090,262

Funding by Western Silver Corporation	-	-	354,416	-	354,416

Loss for the year	-	-	-	(248,456)	(248,456)

Balance – December 31, 2004	-	-	21,404,043	(17,207,821)	4,196,222

Funding by Western Silver Corporation	-	-	598,034	-	598,034

Loss for the year	-	-	-	(361,415)	(361,415)

Balance – December 31, 2005	-	-	22,002,077	(17,569,236)	4,432,841

Issue of Class A voting shares (note 9)	100,000,000	1,000	-	-	1,000

Funding by Western Silver Corporation	-	-	267,829	-	267,829

Pursuant to the plan of arrangement with
Western Silver Corporation and
Glamis Gold Ltd. – May 3, 2006
(note 3)
Redemption of Class A voting
shares (note 9)	(100,000,000)	(1,000)	-	-	(1,000)
Issue of common shares	49,246,413	-	-	-	-
Transfer of assets (note 3)	-	42,732,313	(4,545,474)	-	38,186,839
Stock options granted	-	(2,649,933)	2,649,933	-	-
Warrants granted	-	(1,195,886)	1,195,886	-	-

Pursuant to the plan of arrangement with
Lumina Resources Inc. – November
30, 2006 (note 4)
Issue of common shares	21,301,442	28,756,947	-	-	28,756,947
Stock options granted	-	-	1,390,450	-	1,390,450

Expiry of common share rights	(65,153)	-	-	-	-

Exercise of stock options	1,041,334	900,174	-	-	900,174
Transfer of value on exercise of stock
options	-	1,370,182	(1,370,182)	-	-

Stock-based compensation	-	-	865,075	-	865,075

Loss for the year	-	-	-	(3,242,185)	(3,242,185)

Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

1	Nature of operations

Western Copper Corporation (Western Copper or the Company) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2	Significant accounting policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: Carmacks Copper Ltd. (100%), Lurprop Holdings Inc. (100%), CRS Copper Resources Corp. (100%), Moraga Resources Ltd. (100%), Minera Sierra Almoloya S.A. de C.V. (100%), and Minera Costa de Plata S.A. de C.V. (100%). All intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents comprise cash deposits held at banks.

Short-term investments

Short-term investments include all highly liquid money market instruments.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	over the term of the lease

Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, or impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Asset retirement obligation

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of the each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations for the period.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

3	Plan of arrangement – Glamis Gold Ltd. and Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (Western Silver). On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred
pursuant to the plan of arrangement	$
Cash and cash equivalents	37,899,765
Marketable securities (note 6)	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

42,732,313

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. The intent of the plan of rrangement was to substitute the existing Western Silver stock options with comparable value instruments. Each Western Copper stock option has an exercise price of $0.88. The other terms are comparable to those of the Western Silver stock options exchanged.

As part of the agreement, Western Copper also granted a warrant to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

The fair values of the stock options granted and the warrants issued are included in contributed surplus:

$
Fair value of stock options granted	2,649,933
Fair value of warrants issued	1,195,886

3,845,819

The fair value of stock options granted and warrants issued pursuant to the plan of arrangement was calculated at the time of grant using the Black-Scholes option and warrant pricing model.

The valuation of the stock options granted May 3, 2006 was based on the following assumptions:

Average risk-free interest rate	2.79%
Expected dividend yield	-
Expected stock price volatility	69.97%
Expected option term, in years	2.31

Assumptions used to determine the fair value of the warrants issued pursuant to the plan of arrangement are disclosed in note 10.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. The statements of loss and deficit for the years ended December 31, 2005 and 2004 include the direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver’s general and administrative expenses incurred in each of these years. The statements of loss and deficit for the year ended December 31, 2006 include the aforementioned allocations up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

We caution users of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. As a separate entity, management anticipates that Western Copper will have significantly higher general and administrative expenses.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

4	Plan of arrangement - Lumina Resources Corporation

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties (note 8) and $269,643 in net working capital.

For accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The total purchase price of $30,539,440 was determined as follows:

Lumina shares outstanding at November 30, 2006	21,301,442
Exchange ratio	1.0
Western Copper shares issued	21,301,442
Western Copper closing price per share on November 30, 2006	$ 1.35
Fair value of Western Copper shares issued	$ 28,756,947
Lumina stock options outstanding at November 30, 2006	1,185,000
Exchange ratio	1.0
Western Copper stock options granted	1,185,000
Fair value of a Western Copper stock option[1]	$ 1.17
Fair value of Western Copper stock options granted	$ 1,390,450
Western Copper transaction expenses	$ 392,043
Purchase price	$ 30,539,440

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

1

The fair value of a Western Copper stock option presented above is the weighted average of the fair value of the individual stock option grants. The weighted average figure has been rounded for its presentation above.

The following assumptions were used to determine the fair value of the Western Copper stock options granted as a result of the plan of arrangement with Lumina:

Western Copper closing price per share on November 30, 2006	$1.35
Expected stock price volatility	89%
Expected option life, in years	1.5-2.0
Risk free rate of return	3.10%
Expected dividend yield	-

The purchase price has been allocated as follows:

Purchase price allocation	$

Mineral properties
Hushamu	16,156,671
Casino	13,855,048
Redstone	11,872,658
$41,884,377

Cash and cash equivalents	$251,278
Amounts receivable	$20,564
Future income tax liability	$(11,614,580)
Accounts payable	$(2,199)

$30,539,440

5	Short-term investments

	December 31,	December 31,
	2006	2005
	$	$

Guaranteed Investment Certificate	34,200,000	-
Maturity date: July 30, 2007
Annual interest rate: 4.05%
Redeemable on demand
Accrued interest	591,988	-

	34,791,988	-

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

6	Marketable securities

During the year ended December 31, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd for total proceeds of $2,190,280. As a result, the Company recognized a gain of $1,922,341. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the plan of arrangement with Western Silver and Glamis (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $847.

7	Property and equipment

	December 31, 2006			2005

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Computer equipment	69,634	32,915	36,719	50,839
Office furniture and
equipment	24,486	7,509	16,977	21,943
Leasehold improvements	63,203	18,727	44,476	36,545

	157,323	59,151	98,172	109,327

8	Mineral properties

		Canada			Mexico

			British	Northwest
		Yukon	Columbia	Territories	Chihuahua

	Carmacks	Casino	Hushamu	Redstone	Sierra	Total
					Almoloya
	$	$	$	$	$	$

December 31, 2005	4,200,000	-	-	-	223,514	4,423,514

Acquisition	-	13,855,048	16,156,671	11,872,658	-	41,884,377
Advance royalty payment	100,000	-	-	-	-	100,000
Exploration	-	-	3,816	-	-	3,816
Future Income tax	-	-	-	-	95,792	95,792

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

Carmacks (100% - Yukon, Canada)

The Carmacks project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 3).

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at December 31, 2006, Western Copper has made $300,000 in advance royalty payments and has accrued $100,000 relating to 2006. The amount accrued was paid on January 1, 2007.

The Carmacks project was previously written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. The Company is in the process of updating its feasibility study and has not yet been able to conclude that there has been a change in the fair value of the Carmacks Property. Accordingly, Western Copper is expensing all ongoing costs related to exploration of the Carmacks property. This position will be revisited upon completion of the Carmacks 43-101 compliant reserve study and the related feasibility study.

Casino (100% - Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006 (note 4). The Casino porphyry copper-gold-molybdenum property located in the west-central Yukon. The property comprises 161 mineral claims.

To maintain its interest in the Casino claims, the Company must pay Great Basin Gold Ltd. $1 million in cash or in Western Copper shares by July 15, 2007. The payment method is at the option of Western Copper.

If a production decision made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits royalty.

Hushamu (100% - British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006 (note 4). The Hushamu property is located on northern Vancouver Island.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd. (Moraga) and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

In order to earn 100% interest in the metallic minerals in the Electra property, Western Copper must make the following payments:

    $60,000 in cash on February 3, 2007 (paid); and
    $80,000 in cash on February 3, 2008.

Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Redstone (100% - Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006 (note 4). The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas.

Should production be achieved, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

    3%, if the price is less than, or equal to US$0.75 per pound;
    3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
    4% if the price is greater than US$1 per pound.

Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (see note 3). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

On July 28, 2005, the Company and Queenston Mining Inc. signed an option and joint venture agreement. Pursuant to the option and joint venture agreement, Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

    US$200,000 to June 30, 2006;
    an additional US$300,000 on or before June 30, 2007;
    an additional US$400,000 on or before June 30, 2008; and
    an additional US$600,000 on or before June 30, 2009.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time the Company can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits interest. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

Queenston has met its exploration expenditure requirements to June 30, 2007.

9	Share capital and contributed surplus

	a)	Share capital

Authorized - Unlimited common shares without par value

Issued – 71,524,036 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.00001 per Class A voting share as part of the plan of arrangement on May 3, 2006 (note 3).

On May 3, 2006, the carrying value of Western Silver’s copper business assets transferred as a part of the plan of arrangement was allocated to share capital (note 3).

Loss per share figures for years ended prior to December 31, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks property by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these years (note 3).

	b)	Contributed surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires, is cancelled, or is forfeited remains in contributed surplus. The fair value of any warrant that expires or is forfeited also remains in contributed surplus.

The historical contributed surplus balance at May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks property claims were acquired.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

10	Stock options and warrants

	a)	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2006, the Company could issue an additional 3,545,570 stock options.

A summary of the Company’s stock options outstanding at December 31, 2006 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
Balance outstanding – December 31, 2005	-	-
Granted – Pursuant to the plan of arrangement
with Western Silver Corp. and Glamis Gold
Ltd. – May 3, 2006 (note 3)	2,013,168	0.88
Granted – May 16, 2006	1,470,000	2.00
Granted – Pursuant to the plan of arrangement
with Lumina Resources Corp. – November
30, 2006 (note 4)	1,185,000	0.25
Exercised	(1,041,334)	0.86
Cancelled	(20,000)	0.88

Balance outstanding – December 31, 2006	3,606,834	1.13

Stock options outstanding at December 31, 2006 are as follows:

	Options	Weighted	Average
Exercise	outstanding at	average	remaining
price	December 31,	exercise price	contractual life
	$2006	$	(years)

0.01 – 0.75	1,165,000	0.25	2.55
0.88	991,834	0.88	2.34
2.00	1,450,000	2.00	4.38

	3,606,834	1.13	3.23

Of the total stock options granted and outstanding, 2,156,834 were vested and exercisable at December 31, 2006. The weighted average exercise price of vested stock options is $0.54.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

	Year ended
	December 31,
	2006	2005
	$	$

Exploration	238,641	-
Administrative expenses
Office and administration	513,079	-
Promotion and travel	113,355	-

	865,075	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

In addition to the stock option grants made pursuant to the plans of arrangement with Glamis Gold and Western Silver (note 3) and with Lumina (note 4), the Company granted 1,470,000 stock options to employees and directors on May 16, 2006. The fair value of these stock options was $1,821,477. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Average risk-free interest rate	2.94%
Expected dividend yield	-
Expected stock price volatility	90.18%
Expected option term, in years	2.0

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

c)	Warrants

A summary of the Company’s warrants outstanding at December 31, 2006 and the changes for the year then ended, is presented below:

		Weighted
	Year ended	average
	December 31,	exercise price
	2006	$

Balance outstanding – Beginning of the year	-	-
Issued – Pursuant to the plan of arrangement with Western
Silver Corp. and Glamis Gold Ltd. – May 3, 2006
(note 3)	2,562,979	3.50

Balance outstanding – End of the year	2,562,979	3.50

Warrants outstanding and exercisable at December 31, 2006 are as follows:

Warrants
Exercise	outstanding at	Remaining
price	December 31,	contractual life
	$2006	(years)

3.50	2,562,979	1.34

The fair value of the warrants was determined at the time of grant using the Black-Scholes option pricing model.

The valuation of the warrants was based on the following assumptions:

Average risk-free interest rate	2.76%
Expected dividend yield	-
Expected stock price volatility	69.97%
Expected option term, in years	2.00

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or share purchase warrants granted and/or vested during the period.

11	Commitments

The Company has an agreement to sublease office space which expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $769,232, of which $271,494 is due over the next 12 months. The remaining $497,738 is due between January 1, 2008 and October 31, 2009.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

12	Related party transactions

During the year ended December 31, 2006, the Company charged rent to one of its directors in the amount of $4,665 (2005 - $nil). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss. The amount outstanding from the director at December 31, 2006 is $nil (2005 - $nil).

Related party transactions are measured at the exchange amount.

13	Segmented information

Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8.

All other non-current assets are held in Canada.

14	Financial instruments

The Company’s financial instruments consist of the following items: Cash and cash equivalents, short-term investmetns, other receivables, and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, the Company estimates that their carrying value approximates their fair value.

15	Supplemental cash flow information

Western Copper received working capital items as part of the plan of arrangement between Glamis Gold and Western Silver (note 3). The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to share capital.

For the year ended December 31,	2006	2005
	$	$

Change in non-cash working capital items
Receivables relating to operations	(214,802)	-
Prepaid expenses	(62,626)	-
Accounts payable and accrued liabilities relating to operations	582,874	-

	305,446	-

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

16	Income taxes

As at December 31, 2006, the Company has accumulated non-capital losses available for carry-forward of approximately $2,600,000, which will expire between 2007 and 2013. The Company also has available Canadian Exploration and Development Expenditures, which are available to reduce future taxable income. In addition, the Company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances. Western Copper Corporation was incorporated on March 17, 2006 and, as such, there are no income tax figures for periods prior to incorporation.

a)

For the year ended December 31, 2006, the Company does not have any current or future income tax expense or recovery. This differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

2006

Statutory tax rate	31%

$

Loss for the year	3,242,185

Recovery of income taxes based on statutory Canadian
combined federal and provincial income tax rates	1,005,077
Non-deductible items	(582,295)
Losses for which no income tax benefit has been
recognized	(422,645)
Difference between Canadian and foreign tax rates	(137)

-

b)	The significant components of the Company’s future tax assets are as follows:

2006
$

Future income tax assets
Mineral property interests	2,096,249
Operating loss carry-forward	822,849
Other	19,545

Benefit from losses	2,938,643
Valuation allowance for future tax assets	(2,938,643)

-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

The future income tax liability arising from the difference between each mineral property’s carrying value and its tax basis has been allocated to the related mineral property (note 4 and 8).

17	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The effects of significant measurement differences between Canadian and U.S. GAAP are described below.

Balance Sheets

As at December 31,	2006	2005
	$	$

Mineral properties - under Canadian GAAP	46,507,499	4,423,514
Cumulative exploration expenditures written off
under U.S. GAAP (a)	(527,330)	(423,514)
Future income tax effect of cumulative exploration
expenditures written off under U.S. GAAP (a)	(95,792)	-

Mineral properties - under U.S. GAAP	45,884,377	4,000,000

Future income tax liability – under Canadian GAAP	11,710,372	-
Future income tax effect of cumulative exploration
expenditures written off under U.S. GAAP (a)	(95,792)	-

Future income tax – under U.S. GAAP	11,614,580	-

Shareholders’ equity - under Canadian GAAP	71,557,970	4,432,841
Measurement differences
Cumulative exploration expenditures written off
under U.S. GAAP (a)	(527,330)	(423,514)

Shareholders’ equity - under U.S. GAAP	71,030,640	4,009,327

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

Statements of Loss and Deficit

For the years ended December 31,	2006	2005	2004
	$	$	$
Loss for the year - under Canadian GAAP	3,242,185	361,415	248,456
Exploration expenditures for the period (a)	103,816	169,620	165,336
Loss and comprehensive loss for the year - under U.S.
GAAP	3,346,001	531,035	413,792
Deficit - under U.S. GAAP, Beginning of the year	17,992,750	17,461,715	17,047,923
Loss and comprehensive loss for the year - under U.S.
GAAP (a), (b)	3,346,001	531,035	413,792
Deficit - under U.S. GAAP, End of the year	21,338,751	17,992,750	17,461,715
Loss and comprehensive loss per share (note 9)	0.06	-	-
Weighted Average number of common shares
outstanding (note 9)	52,481,505	-	-

Statements of Cash Flows

For the years ended December 31,	2006	2005	2004
	$	$	$
Cash provided by (used in) operating activities, under
Canadian GAAP	(3,970,217)	(361,415)	(248,456)
Adjustment for mineral properties and deferred
exploration (a)	(100,000)	(169,620)	(65,336)

Cash provided by (used) in operating activities, under
U.S. GAAP	(4,070,217)	(531,035)	(313,792)

For the years ended December 31,	2006	2005	2004
	$	$	$
Cash provided by (used in) investing activities, under
Canadian GAAP	(32,807,529)	(236,619)	(105,960)
Adjustment for mineral properties and deferred
exploration (a)	100,000	169,620	65,336

Cash provided by (used in) investing activities, under
U.S. GAAP	(32,707,529)	(66,999)	(40,624)

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

a)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For U.S. GAAP purposes, all mineral property acquisition costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement.

Exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

b)	Comprehensive Income

U.S. GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by, and payments to owners.

c)	Recent U.S. accounting pronouncements

i)

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43 “Restatement and Revision of Accounting Research Bulletins”. EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch- up adjustment. The Company believes that this Statement will have no impact on its consolidated financial statements.

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

ii)

In September 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The impact of SFAS 154 cannot be determined until such time the Company makes a change in accounting policy.

iii)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will have no impact on the Company’s consolidated financial statements and related disclosure.

iv)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on is financial condition or results of operation.

v)

In February 2006, the FASB issued FASB Staff Position (“FSP”) FAS 123R-4 “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” FSP FAS 123R-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event and amends paragraphs 32 and A229 of SFAS 123R. The Company was required to apply the guidance in FSP FAS 123R-4 in the current year. Its adoption has not had a significant impact on the Company’s consolidated financial statements.

d)	Recent Canadian accounting pronouncements

CICA Handbook Section 3831 “Non-Monetary Transactions” will be applicable to the Company commencing with the 2006 financial year. Reporting of the Company’s results is not expected to be materially affected by this standard.

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company is currently reviewing the impact of these new standards. These standards are as follows:

Western Copper Corporation
Notes to the Consolidated Financial Statements
December 31, 2006

(expressed in Canadian dollars)

Financial instruments – Recognition and Measurement, Section 3855:

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

Hedges, Section 3865:

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530:

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).